

September 1, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Amended August 23, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Regarding your response to prior comment 1:

- Please expand your response to the first bullet point of prior comment 1 substantially to explain fully how the delivery of 20% of Belmont's position to the Barbers serves to "cancel the free-trading shares held" by the Barbers and replaces them with restricted shares. Include in your response what you mean by "free-trading" shares, how and when the Barbers acquired such shares, and how the transaction resulted in the cancellation of those shares.

- Refer to the second paragraph of your response to the third bullet point. Please tell us where and how WES Consulting's Forms 10-Q reflect the issuance of the 750,000 shares to Belmont according to the September 2, 2009 agreement that is disclosed in WES Consulting's Form 8-K filed October 8, 2009.

- Please tell us the authority on which you rely for your statement in your response to the last bullet point that, merely because a registrant does not act upon shareholder approval, it need not comply with Regulation 14A or 14C when it obtained that approval. If your position is not consistent with applicable authority, please provide us your analysis of the materiality of the risk of claims resulting from any failure to comply with applicable rules in connection with the shareholder action mentioned in the attachments to Exhibit 10.1 to the amended Form 8-K filed on May 3, 2010.

2.   Please reconcile the number of preferred shares outstanding as reflected in WES Consulting's latest balance sheet with your response to prior comment 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP